SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

8

KPMG Auditores Independentes Ltda.

Rua Verbo Divino – 1400 – 1º andar – Granja Julieta – São Paulo

04719-002 - São Paulo/SP - Brasil

Caixa Postal 79518 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Nu Holdings Ltd. (“Company”) as at September 30, 2025, the interim condensed consolidated statements of income and comprehensive income for the three and nine-month periods then ended, changes in equity and cash flows for the nine-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of this interim condensed consolidated financial statements in accordance with IAS 34, ´Interim Financial Reporting´. Our responsibility is to express a conclusion on this interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim condensed consolidated financial statements consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as at September 30, 2025, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, November 13, 2025.

KPMG Auditores Independentes Ltda.

CRC 2SP-027685/O-0 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Unaudited Interim Condensed Consolidated Statements of Income

For the three and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. Dollars, except earnings per share)

		Three-month period ended		Nine-month period ended
	Note	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Interest income and gains net of losses on financial instruments	6	3,577,478	2,473,807	9,438,357	7,137,362
Fee and commission income	6	595,238	469,381	1,650,518	1,390,418
Total revenue		4,172,716	2,943,188	11,088,875	8,527,780
Interest and other financial expenses	6	(1,275,711)	(760,959)	(3,201,904)	(2,086,865)
Transactional expenses	6	(104,990)	(59,454)	(241,789)	(186,712)
Credit loss allowance expenses	7	(977,483)	(774,144)	(2,963,219)	(2,364,628)
Total cost of financial and transactional services provided		(2,358,184)	(1,594,557)	(6,406,912)	(4,638,205)
Gross profit		1,814,532	1,348,631	4,681,963	3,889,575

Operating (expenses) income
Customer support and operations	8	(174,843)	(135,196)	(487,752)	(448,725)
General and administrative expenses	8	(349,262)	(284,706)	(980,338)	(937,313)
Marketing expenses	8	(70,340)	(99,818)	(181,784)	(194,396)
Other expenses	8	(129,895)	(113,402)	(350,179)	(295,709)
Other income	8	27,267	8,281	112,139	14,316
Total operating (expenses) income		(697,073)	(624,841)	(1,887,914)	(1,861,827)

Share of loss in associates	18	(1,170)	-	(3,325)	-

Profit before income taxes		1,116,289	723,790	2,790,724	2,027,748

Income taxes	30	(333,611)	(170,404)	(813,851)	(608,276)

Net income for the period		782,678	553,386	1,976,873	1,419,472
Net income attributable to shareholders of the parent company		782,473	553,386	1,976,514	1,419,472
Net income attributable to non-controlling interests		205	-	359	-

Earnings per share – Basic	9	0.1617	0.1153	0.4094	0.2966
Earnings per share – Diluted	9	0.1595	0.1132	0.4031	0.2906
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,838,814	4,797,673	4,827,642	4,786,440
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,905,133	4,889,409	4,903,177	4,883,866

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of
Comprehensive Income

For the three and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. Dollars)

		Three-month period ended		Nine-month period ended
	Note	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Net income for the period		782,678	553,386	1,976,873	1,419,472

Other comprehensive income:
Effective portion of changes in fair value		1,899	1,798	16,935	77,423
Changes in fair value reclassified to profit or loss		(9,199)	(18,005)	(58,911)	(42,374)
Deferred income taxes		1,493	4,897	7,859	(7,495)
Cash flow hedge	20	(5,807)	(11,310)	(34,117)	27,554

Changes in fair value		17,726	26,858	19,130	17,308
Deferred income taxes		(6,393)	(2,428)	(6,978)	(2,512)
Financial assets at fair value through other comprehensive income		11,333	24,430	12,152	14,796

Currency translation on foreign entities		170,660	44,382	853,280	(448,015)

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		176,186	57,502	831,315	(405,665)

Changes in fair value - own credit adjustment		-	(1)	20	(40)
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		-	(1)	20	(40)
Total other comprehensive income (loss), net of tax		176,186	57,501	831,335	(405,705)
Total comprehensive income for the period, net of tax		958,864	610,887	2,808,208	1,013,767
Total comprehensive income attributable to shareholders of the parent company		958,659	610,887	2,807,849	1,013,767
Total comprehensive income attributable to non-controlling interests		205	-	359	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	09/30/2025	12/31/2024

Assets
Cash and cash equivalents	11	12,895,785	9,185,742
Financial assets at fair value through profit or loss		1,492,713	740,706
Securities	12	1,204,982	665,242
Derivative financial instruments	20	287,731	75,464
Financial assets at fair value through other comprehensive income		11,615,169	9,913,517
Securities	12	11,615,169	9,913,517
Financial assets at amortized cost		37,659,426	26,701,841
Credit card receivables	13	16,772,450	12,259,276
Loans to customers	14	8,981,758	5,321,885
Compulsory and other deposits at central banks	15	8,166,047	6,743,336
Other receivables	16	987,844	1,413,443
Other financial assets		231,796	78,483
Securities	12	2,519,531	885,418
Other assets	17	1,338,914	663,578
Deferred tax assets	30	2,233,675	1,818,339
Investments in associates	18	96,040	99,365
Right-of-use assets		20,109	20,344
Property, plant and equipment		25,642	25,879
Intangible assets	19	574,972	347,616
Goodwill	19	410,371	414,287
Total assets		68,362,816	49,931,214

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Unaudited Interim Condensed Consolidated Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	09/30/2025	12/31/2024

Liabilities
Financial liabilities at fair value through profit or loss		293,347	32,329
Derivative financial instruments	20	293,347	32,329
Financial liabilities at amortized cost		55,234,258	40,227,546
Deposits	22	38,775,929	28,855,065
Payables to network	23	11,999,389	9,333,541
Borrowings and financing	24	3,091,059	1,730,357
Repurchase agreements	21	1,367,881	308,583
Salaries, allowances and social security contributions		242,655	180,181
Tax liabilities	30	1,089,679	1,102,086
Lease liabilities		27,068	26,197
Provision for lawsuits and administrative proceedings	25	30,347	22,551
Deferred income	26	110,072	71,636
Other liabilities	27	781,850	621,612
Total liabilities		57,809,276	42,284,138

Equity
Share capital	31	84	84
Share premium reserve	31	5,057,584	5,053,776
Accumulated gains	31	5,491,155	3,420,596
Other comprehensive income (loss)	31	3,168	(828,167)
Equity attributable to shareholders of the parent company		10,551,991	7,646,289
Equity attributable to non-controlling interests		1,549	787
Total equity		10,553,540	7,647,076
Total liabilities and equity		68,362,816	49,931,214

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2025 and 2024

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076
Net income for the period			-	1,976,514	-	-	-	-	1,976,514	359	1,976,873
Share-based compensation, net of shares withheld for employee taxes	10	-	-	92,795	-	-	-	-	92,795	-	92,795
Shares issued to service providers	31	-	-	1,250	-	-	-	-	1,250	-	1,250
Shares issued on business acquisition	31	-	1,583	-	-	-	-	-	1,583	-	1,583
Stock options exercised	31	-	2,225	-	-	-	-	-	2,225	-	2,225
Increase in non-controlling interests		-	-	-	-	-	-	-	-	403	403
Other comprehensive income, net of tax	31
Cash flow hedge		-	-	-	-	(34,117)	-	-	(34,117)	-	(34,117)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	12,152	-	12,152	-	12,152
Currency translation on foreign entities		-	-	-	853,280	-	-	-	853,280	-	853,280
Own credit adjustment		-	-	-	-	-	-	20	20	-	20
Balances as of September 30, 2025		84	5,057,584	5,491,155	(9,697)	(11,367)	23,734	498	10,551,991	1,549	10,553,540

9

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2025 and 2024

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2023		84	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385
Net income for the period		-	-	1,419,472	-	-	-	-	1,419,472
Share-based compensation, net of shares withheld for employee taxes	10	-	-	150,022	-	-	-	-	150,022
Shares issued to service providers	31	-	-	1,110	-	-	-	-	1,110
Shares issued on business acquisition		-	69,216	-	-	-	-	-	69,216
Stock options exercised	31	-	3,848	-	-	-	-	-	3,848
Other comprehensive income or loss, net of tax	31
Cash flow hedge		-	-	-	-	27,554	-	-	27,554
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	14,796	-	14,796
Currency translation on foreign entities		-	-	-	(448,015)	-	-	-	(448,015)
Own credit adjustment		-	-	-	-	-	-	(40)	(40)
Balances as of September 30, 2024		84	5,045,986	2,847,553	(312,518)	39,971	22,794	478	7,644,348

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

10

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine-month period ended September 30, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	09/30/2025	09/30/2024

Cash flows from operating activities
Reconciliation of net income to net cash flows from operating activities:
Net Income for the period		1,976,873	1,419,472
Adjustments:
Depreciation and amortization	8	69,962	56,067
Credit loss allowance expenses	7	3,304,609	2,569,667
Deferred income taxes	30	(95,425)	(566,243)
Provision for lawsuits and administrative proceedings	25	20,264	15,079
Unrealized (gains) losses on financial instruments		(68,824)	(65,315)
Interest accrued		188,185	147,924
Share-based compensation		208,571	224,766
Share of loss in associates	18	3,325	-
Others		37,718	5,690
		5,645,258	3,807,107

Changes in operating assets and liabilities:
Securities		(3,643,301)	(2,626,719)
Credit card receivables		(8,605,990)	(2,800,856)
Loans to customers		(7,706,230)	(3,529,963)
Other receivables		401,170	746,405
Compulsory and other deposits at central banks		(1,340,493)	672,489
Other assets		(780,969)	223,682
Deposits		9,347,544	4,808,325
Payables to network		2,436,827	(1,266,302)
Deferred income		36,215	3,105
Other liabilities		2,490,960	701,421
Interest paid		(82,634)	(87,840)
Income tax paid		(1,479,284)	(1,144,831)
Interest received		5,950,360	1,522,924
Cash flows generated from (used in) operating activities		2,669,433	1,028,947

11

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine-month period ended September 30, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	09/30/2025	09/30/2024

Cash flows in investing activities
Acquisition of property, plant and equipment		(6,949)	2,307
Acquisition and development of intangible assets		(271,213)	(79,377)
Acquisition of subsidiary, net of cash acquired		-	(5,637)
Cash flow generated from (used in) investing activities		(278,162)	(82,707)

Cash flows in financing activities
Proceeds from borrowings and financing	24	1,533,630	988,295
Payments of borrowings and financing	24	(524,213)	(580,642)
Lease payments		(5,205)	(5,209)
Exercise of stock options	31	2,225	3,848
Cash flows generated from (used in) financing activities		1,006,437	406,292
Change in cash and cash equivalents		3,397,708	1,352,532

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	9,185,742	5,923,440
Foreign exchange rate changes on cash and cash equivalents		312,335	369,782
Cash and cash equivalents - end of the period	11	12,895,785	7,645,754
Increase (decrease) in cash and cash equivalents		3,397,708	1,352,532

Non-cash transactions
Shares issued to service providers		1,250	1,110
Shares issued on business acquisition		1,583	69,216

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

Nu Holdings Ltd.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of September 30, 2025, its significant operating subsidiaries were:

→	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital smartphone app, maintenance-free prepaid account which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
→	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
→	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimento"), is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
→	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera"), is an indirect subsidiary domiciled in Mexico. Nu Mexico Financiera is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nu Mexico Financeira provides customers in Mexico the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital prepaid account available via a smartphone app, which also includes features of a traditional bank account. Additionally, on April 24, 2025, Nu Mexico Financiera received regulatory approval from the Comisión Nacional Bancaria y de Valores (CNBV), in coordination with Banxico and the Mexican Ministry of Finance (SHCP), to begin the process of converting into a bank. By obtaining such license, the Group intends to expand its portfolio of credit and other financial products in Mexico.
→	Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital pre-paid account offered via a smartphone app, which also includes features of a traditional bank account.

The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

Nu’s business plan provides for the continued growth of its Brazilian, Mexican, and Colombian operations, both through the expansion of its existing product lines, including, credit card, personal loans, investments, and insurance, as well as the introduction of new products. Accordingly, these unaudited interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on November 13, 2025.

Seasonality

The Company's business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, Nu benefits from higher purchase volume and related revenue in the fourth quarter of the year due to the holiday season. However, Nu's historical growth has masked this seasonality in the past, and may become more pronounced in the future. As a result of seasonality fluctuations caused by these and other factors, comparisons of the results of operations across different periods may not be representative indicators of future performance. As the Company diversifies its business across product lines, seasonality may be reduced.

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS - Accounting Standards). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Group's financial position and performance since the issuance of its last annual financial statements.

Certain repurchase agreements obligations have been reclassified for all periods presented to amortized cost which were previously presented at fair value through profit or loss. There was no measurement difference as a result of this change since fair value approximated amortized cost for these instruments.

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by International Accounting Standards Board (IASB). Accordingly, this unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

The presentation of the functional currency and foreign currency translation is described below.

The functional currency for Nu Holdings and the presentation currency of these unaudited interim condensed consolidated financial statements is the U.S. Dollar (“US$”). The functional currency of the operating entities for Brazilian entities is the Brazilian real ("BRL"), for the Mexican entities, Mexican peso ("MXN") and for the Colombian entities, the Colombian peso ("COP").

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

b) New or revised accounting pronouncements adopted in 2025:

The following new or revised accounting standards issued by IASB, were effective for the period covered by these unaudited interim condensed consolidated financial statements and had no significant impact.

➙	Non-current Liabilities with Covenants (Amendments to IAS 1);
➙	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1);
➙	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
➙	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
➙	International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12).

Brazil adopted Pillar Two rules, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT) through enactment of Law nº 15.079/2024 in December 2024, which is effective as of January 1, 2025. QDMTT determines that a minimum 15% corporate income rate tax should be paid in each jurisdiction in which multinational groups operate. The Group's operations in Brazil and the majority of Brazilian entities have a statutory corporate income tax rate of 40%, which exceeds the QDMTT standards, therefore no impact of Pillar Two is expected. There are no impacts related to Pillar Two for the other consolidated companies under Nu Holdings structure.

c) Other new standards and interpretations issued but not yet effective:

➙	Lack of Exchangeability (Amendments to IAS 21);
➙	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9).
➙	Annual Improvements to IFRS Accounting Standards:
◦	IFRS 1: Hedge accounting by a first-time adopter;
◦	IFRS 7: Gain or loss on derecognition;
◦	IFRS 7: Disclosure of deferred difference between fair value and transaction price;
◦	IFRS 7: Introduction and credit risk disclosures;
◦	IFRS 9: Lessee derecognition of lease liabilities;
◦	IFRS 9: Transaction price;
◦	IFRS 10: Determination of a ‘de facto agent’;
◦	IAS 7: Cost method.

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's unaudited interim condensed consolidated financial statements.

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

➙	Presentation and Disclosures in Financial Statements (IFRS 18):

The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. It also requires the disclosure of management-defined performance measures (MPMs) in a single note within the financial statements. These amendments will take effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of income from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

					Interest in total capital %
Entity	Control	Principal activities	Functional currency	Country	09/30/2025	12/31/2024
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations and prepaid account operations	BRL	Brazil	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia Compañía de Financiamiento S.A. (“Nu Colombia Financiera”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%

Nu Pagamentos, Nu Financeira, and Nu Investimento, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

In addition, the Company consolidated investment funds as of September 30, 2025 and December 31, 2024, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the funds.

4. MATERIAL ACCOUNTING POLICIES

The accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements were the same as those adopted in the Annual Financial Statements.

Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a loss allowance for expected credit losses on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") methodology are:

a)	The macroeconomic information used to gauge the determination of the probability weights to be given in the different macroeconomic scenarios and the respective weights;
b)	Definition of default;
c)	Definition of significant increase in credit risk and credit card lifetime; and
d)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

Sensitivity analysis

On September 30, 2025, the ECL for credit card receivables and loans to customers totaled US$4,684,963, of which US$3,304,749 related to credit card receivables and US$1,380,214 to loans to customers. The ECL is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. Such weightings reflect management's perception around the current and future expectations of the macroeconomic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	4,684,963	4,354,056	4,619,756	5,078,639

6. INCOME AND RELATED EXPENSES

a) Interest income and gains net of losses on financial instruments

	Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Interest income – credit card	1,219,239	966,663	3,262,406	2,935,375
Interest income – loan	1,252,363	787,051	3,387,622	2,173,014
Interest income – other assets at amortized cost	610,272	324,251	1,523,727	866,287
Interest income – other receivables	95,110	73,117	260,100	254,659
Interest income and gains net of losses - financial instruments at fair value	391,787	318,593	944,735	959,299
Other income (loss) at fair value	8,707	4,132	59,767	(51,272)
Total interest income and gains net of losses on financial instruments	3,577,478	2,473,807	9,438,357	7,137,362

The interest income presented above from credit card, loan, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial instruments at fair value comprise interest and the fair value changes on financial assets carried at fair value.

b) Fee and commission income

	Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Credit and debit card income	435,960	337,367	1,200,912	1,021,470
Late fees	101,839	76,178	276,646	208,412
Insurance commission	9,182	7,623	25,950	21,016
Other fee and commission income	48,257	48,213	147,010	139,520
Total fee and commission income	595,238	469,381	1,650,518	1,390,418

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

c) Interest and other financial expenses

	Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Interest expense on deposits	1,089,722	623,569	2,770,941	1,687,921
Interest expenses on repurchases agreements, borrowings and financing	121,081	129,112	236,390	198,542
Other interest and similar expenses	64,908	8,278	194,573	200,402
Interest and other financial expenses	1,275,711	760,959	3,201,904	2,086,865

d) Transactional expenses

	Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Bank slip costs	3,524	4,988	12,051	15,035
Rewards expenses	33,647	15,813	77,448	50,685
Credit and prepaid card network costs	17,447	18,140	40,300	47,426
Financial system expenses	4,479	1,198	9,159	14,014
Other transactional expenses	45,893	19,315	102,831	59,552
Total transactional expenses	104,990	59,454	241,789	186,712

Transactional expenses comprise costs and expenses related to data processing for transactions, payment network license fees, chargeback losses relating to credit and prepaid card transactions, costs relating to the rewards program to fulfil costs upon point redemption by customers, and other payment-related costs.

Credit and prepaid card network costs represent variable fees paid to Mastercard and other card programs. These include fees for network access, data reporting, development of new functionalities, operational fixed fees, chargeback restatements fees, and royalties.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, and other related costs.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

7. CREDIT LOSS ALLOWANCE EXPENSES

	Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Net increase of loss allowance - Credit card receivables (note 13)	542,401	524,120	1,854,735	1,666,788
Recovery	(87,863)	(44,355)	(215,153)	(132,292)
Credit loss allowance expenses - Credit card receivables	454,538	479,765	1,639,582	1,534,496

Net increase of loss allowance - Loan to customers (note 14)	545,848	326,842	1,422,110	903,836
Recovery	(49,509)	(32,678)	(126,237)	(72,747)
Credit loss allowance expenses - Loan to customers	496,339	294,164	1,295,873	831,089

Credit loss allowance expenses - Others	26,606	215	27,764	(957)
Total	977,483	774,144	2,963,219	2,364,628

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

8. OPERATING (EXPENSES) INCOME

	Three-month period ended 09/30/2025						Three-month period ended 09/30/2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(67,570)	(62,130)	-	-	-	(129,700)	(49,660)	(43,706)	-	-	-	(93,366)
Credit analysis and collection costs	(30,865)	(8,830)	-	-	-	(39,695)	(29,219)	(9,772)	-	-	-	(38,991)
Customer services	(22,005)	(1,392)	-	-	-	(23,397)	(19,285)	(1,485)	-	-	-	(20,770)
Salaries and associated benefits	(20,246)	(97,450)	(5,129)	-	-	(122,825)	(19,135)	(91,600)	(4,750)	-	-	(115,485)
Credit and prepaid card issuance costs	(15,846)	(17,304)	-	-	-	(33,150)	(3,496)	(7,542)	-	-	-	(11,038)
Share-based compensation (note 10)	(1,583)	(74,489)	(2,234)	-	-	(78,306)	(1,867)	(65,569)	(1,689)	-	-	(69,125)
Specialized services expenses	-	(29,673)	-	-	-	(29,673)	-	(15,288)	-	-	-	(15,288)
Other personnel costs	(6,367)	(18,171)	(628)	-	-	(25,166)	(5,591)	(14,585)	(542)	-	-	(20,718)
Depreciation and amortization	(10,315)	(15,255)	-	-	-	(25,570)	(6,921)	(12,348)	-	-	-	(19,269)
Branding and advertising	-	-	(62,349)	-	-	(62,349)	-	-	(92,837)	-	-	(92,837)
Taxes on financial income	-	-	-	(116,709)	-	(116,709)	-	-	-	(85,332)	-	(85,332)
Others	(46)	(24,568)	-	(13,186)	27,267	(10,533)	(22)	(22,811)	-	(28,070)	8,281	(42,622)
Total	(174,843)	(349,262)	(70,340)	(129,895)	27,267	(697,073)	(135,196)	(284,706)	(99,818)	(113,402)	8,281	(624,841)

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

	Nine-month period ended 09/30/2025						Nine-month period ended 09/30/2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(189,803)	(163,988)	-	-	-	(353,791)	(171,311)	(138,820)	-	-	-	(310,131)
Credit analysis and collection costs	(95,262)	(25,420)	-	-	-	(120,682)	(80,334)	(27,456)	-	-	-	(107,790)
Customer services	(63,849)	(4,522)	-	-	-	(68,371)	(71,856)	(4,888)	-	-	-	(76,744)
Salaries and associated benefits	(55,432)	(268,102)	(14,574)	-	-	(338,108)	(58,213)	(268,635)	(13,944)	-	-	(340,792)
Credit and prepaid card issuance costs	(34,729)	(43,361)	-	-	-	(78,090)	(21,094)	(30,144)	-	-	-	(51,238)
Share-based compensation (note 10)	(4,826)	(240,377)	(7,871)	-	-	(253,074)	(10,069)	(276,295)	(7,450)	-	-	(293,814)
Specialized services expenses	-	(77,657)	-	-	-	(77,657)	-	(43,529)	-	-	-	(43,529)
Other personnel costs	(17,258)	(47,566)	(1,757)	-	-	(66,581)	(15,823)	(40,924)	(1,631)	-	-	(58,378)
Depreciation and amortization	(26,499)	(43,463)	-	-	-	(69,962)	(19,941)	(36,126)	-	-	-	(56,067)
Branding and advertising	-	-	(157,582)	-	-	(157,582)	-	-	(171,371)	-	-	(171,371)
Taxes on financial income	-	-	-	(318,316)	-	(318,316)	-	-	-	(252,876)	-	(252,876)
Others	(94)	(65,882)	-	(31,863)	112,139	14,300	(84)	(70,496)	-	(42,833)	14,316	(99,097)
Total	(487,752)	(980,338)	(181,784)	(350,179)	112,139	(1,887,914)	(448,725)	(937,313)	(194,396)	(295,709)	14,316	(1,861,827)

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

9. EARNINGS PER SHARE

	Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Earnings attributable to shareholders of the parent company	782,473	553,386	1,976,514	1,419,472
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,838,814	4,797,673	4,827,642	4,786,440
Adjustment for the diluted earnings per share:
Share based payment	62,832	87,342	70,816	92,772
Business acquisition	3,487	4,394	4,719	4,654
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,905,133	4,889,409	4,903,177	4,883,866
Earnings per share – basic (US$)	0.1617	0.1153	0.4094	0.2966
Earnings per share – diluted (US$)	0.1595	0.1132	0.4031	0.2906
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	10,269	1,794	15,130	7,787

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share (“EPS”) if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to those share-based compensation payments is recognized in the statement of income over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and is the main incentive since then.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	09/30/2025	WAEP (US$)	09/30/2024	WAEP (US$)

Outstanding on January 1	35,937,918	1.58	59,942,062	1.04
Exercised during the period	(8,876,270)	1.40	(16,838,467)	0.16
Forfeited during the period	(8,564)		(155,521)
Outstanding on September 30	27,053,084	1.69	42,948,074	1.37
Exercisable on September 30	27,051,533	1.69	41,563,970	1.34

RSUs	09/30/2025	WAGDFV (US$)	09/30/2024	WAGDFV (US$)

Outstanding on January 1	59,915,454	7.92	66,512,061	5.66
Granted during the period	35,667,370	11.68	27,233,309	11.29
Vested during the period	(26,497,431)	7.56	(22,778,018)	6.13
Forfeited during the period	(9,539,108)		(4,216,635)
Outstanding on September 30	59,546,285	10.15	66,750,717	7.75

The following tables present the total amount of share-based compensation expense for the three and nine-month periods ended on September 30, 2025 and 2024, and the provision for taxes as of September 30, 2025 and December 31, 2024.

	Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

SOP and RSU expenses and associated corporate and social security taxes expenses	86,321	85,001	274,127	329,301
RSUs and SOPs grant - business combination	689	1,344	2,685	4,222
Awards expenses and related taxes	1,263	1,975	2,575	6,943
Fair value adjustment - hedge of foreign exchange rate	-	(1,189)	-	(1,189)
Fair value adjustment - hedge of corporate and social security taxes (note 20)	(9,967)	(18,006)	(26,313)	(45,463)
Total share-based compensation expenses (note 8)	78,306	69,125	253,074	293,814

Equity share-based compensation, net of shares withheld for employee taxes	16,502	39,404	92,795	150,022

	09/30/2025	12/31/2024

Liability provision for taxes presented as salaries, allowances and social security contributions	114,750	88,139

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

11. CASH AND CASH EQUIVALENTS

	09/30/2025	12/31/2024

Deposits at central banks	6,512,497	4,781,039
Reverse repurchase agreement	3,742,612	2,291,807
Bank balances	2,239,465	1,943,399
Short-term investments	401,211	169,488
Other cash and cash equivalents	-	9
Total	12,895,785	9,185,742

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Deposits at central banks are deposits made by the Brazilian, Colombian and Mexican subsidiaries at the local central banks. In Brazil, the average rate of remuneration was 100.0% of the Brazilian CDI rate (Interbank Reference Rate - Certificado de Depósito Interbancário) as of September 30, 2025 and December 31, 2024, with daily maturity. In Colombia and Mexico, deposits held at the local central bank are not remunerated.

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 8.5% per year as of September 30, 2025 (10.3% per year as of December 31, 2024).

Short-term investments are mainly in U.S. dollars and remunerated by a fixed-rate index averaging 3.8% per year as of September 30, 2025 (as of December 31, 2024, the amount was mainly in Brazilian Reais and the average rate of remuneration was 100.0% of the Brazilian CDI rate).

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	09/30/2025					12/31/2024
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Government bonds
Latin America	184,186	184,186	-	-	184,186	492,552
Total government bonds	184,186	184,186	-	-	184,186	492,552

Corporate bonds and other instruments
Bill of credit (LC)	3	3	-	2	1	10
Certificate of bank deposits	4,325	4,307	-	2,361	1,946	1,365
Real estate and agribusiness letter of credit	659	664	-	400	264	1,283
Corporate bonds and debentures	3,219	3,221	-	-	3,221	5,904
Equity instrument (i)	21,801	22,527	22,527	-	-	12,900
Investment funds	28,730	28,730	28,730	-	-	100,199
Notes	953,753	961,344	-	961,344	-	51,029
Total corporate bonds and other instruments	1,012,490	1,020,796	51,257	964,107	5,432	172,690
Total financial instruments at FVTPL	1,196,676	1,204,982	51,257	964,107	189,618	665,242

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

	09/30/2025		12/31/2024
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$

Currency:
Brazilian Reais	1,176,686	221,111	3,691,084	597,882
U.S. Dollars	973,844	973,844	54,460	54,460
Others	890,301	10,027	1,103,724	12,900
Total		1,204,982		665,242
(i)	Refers to an investment in Jupiter, a neobank for consumers in India, an investment in Din Global ("dBank"), a Pakistani fintech company and in Tempo Labs Inc, a North American fintech. As of September 30, 2025, the total fair value of these investments corresponded to US$22,527 (US$12,900 on December 31, 2024), classified as level 3 in the fair value hierarchy, as described in note 29.

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	09/30/2025					12/31/2024
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Government bonds (i)
Latin America	10,947,474	10,970,108	-	1,514,234	9,455,874	8,279,684
North America	-	-	-	-	-	177,006
Total government bonds	10,947,474	10,970,108	-	1,514,234	9,455,874	8,456,690

Corporate bonds and other instruments
Certificate of bank deposits	84,923	85,223	-	-	85,223	-
Corporate bonds and debentures	327,281	299,269	-	72,996	226,273	1,120,206
Investment funds	42,453	42,906	4,814	-	38,092	23,221
Time deposit	209,317	209,319	-	209,319	-	303,970
Real estate and agribusiness certificate of receivables	8,262	8,344	-	-	8,344	9,430
Total corporate bonds and other instruments	672,236	645,061	4,814	282,315	357,932	1,456,827
Total financial instruments at FVTOCI	11,619,710	11,615,169	4,814	1,796,549	9,813,806	9,913,517

	09/30/2025		12/31/2024
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$

Currency:
Brazilian Reais	53,401,353	10,034,642	56,819,567	9,203,636
U.S. Dollars	209,319	209,319	262,699	262,699
Mexican Pesos	8,562,253	467,568	8,729,908	419,159
Colombian Pesos	3,543,398,308	903,640	123,458,969	28,023
Total		11,615,169		9,913,517
(i)	Includes US$93,955 (US$51,128 on December 31, 2024) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes government and time deposits securities margins pledged by the Group for transactions on the stock exchange in the amount of US$296,377 (US$350,193 on December 31, 2024). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded an ECL in the amount of US$26,805 on September 30, 2025 (US$ 1,974 on December 31, 2024).

The following table shows reconciliations from the opening to the closing balance of the credit loss allowance by the stages for the nine-month period ended on September 30, 2025. There was no transfer between stages during the nine-month period ended on September 30, 2024, all the exposure was classified as Stage 1.

	09/30/2025
	Stage 1	Stage 2	Stage 3	Total

Loss allowance of financial assets at FVTOCI at beginning of period	1,974	-	-	1,974
Net increase of loss allowance	(842)	4,476	23,171	26,805
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(842)	4,476	23,171	26,805
Effect of changes in exchange rates (OCI)	45	48	246	339
Loss allowance of financial assets at FVTOCI at end of the period	1,177	4,524	23,417	29,118

c) Financial instruments at amortized cost

	09/30/2025				12/31/2024
		Maturities
Financial instruments at amortized cost	Amortized Cost	No maturity	Up to 12 months	Over 12 months	Amortized Cost

Government bonds (i)
Latin America	1,045,864	-	957,029	88,835	544,896
Europe	830,622	-	830,622	-	197,645
Asia-Pacific	629,740	-	342,015	287,725	138,897
Total government bonds	2,506,226	-	2,129,666	376,560	881,438

Corporate bonds and other instruments
Corporate bonds and debentures	13,305	-	12,835	470	3,980
Total sovereign bonds and other instruments	13,305	-	12,835	470	3,980
Total financial instruments at amortized cost	2,519,531	-	2,142,501	377,030	885,418

	09/30/2025		12/31/2024
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$

Currency:
Mexican Pesos	12,255,278	669,237	7,003,292	336,257
Brazilian Reais	7,842,413	1,473,667	1,244,752	201,625
Colombian Pesos	1,476,846,775	376,627	919,186,238	208,639
U.S. Dollars	-	-	138,897	138,897
Total		2,519,531		885,418

(i)	As of September 30, 2025, includes US$796,921 (US$ 201,494 on December 31, 2024) held by the subsidiaries as guarantee pledged to the Margin loan, see details in note 24.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The Group has recorded an ECL in the amount of US$1,135 as of September 30, 2025 (as of December 31, 2024 the balance was zero) and the exposure was classified as Stage 1. There was no transfer between stages during the nine-month period ended on September 30, 2025 and 2024.

13. CREDIT CARD RECEIVABLES

Composition of receivables

	09/30/2025	12/31/2024

Receivables - current (i)	8,144,719	6,100,636
Receivables - installments (i)	10,787,783	7,690,429
Receivables - revolving (ii)	1,095,625	828,247
Total receivables	20,028,127	14,619,312

Credit card ECL allowance
Presented as deduction of receivables	(3,255,677)	(2,360,036)
Presented as "Other liabilities" (note 27)	(49,072)	(29,490)
Total credit card ECL allowance	(3,304,749)	(2,389,526)
Receivables, net	16,723,378	12,229,786
Total receivables presented as assets	16,772,450	12,259,276
(i)	"Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's customers in up to 36 monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. In Brazilian financial subsidiaries the corresponding payments to the credit card network (see note 23) follows a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.

(ii)	"Receivables - revolving" is related to the amounts due from customers that have not paid or fully paid their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances in Brazil that have not been fully paid and that are outstanding for more than 2 months are mandatorily converted into “fatura parcelada” - a type of installment loan which is settled through the customer’s monthly credit card bills.

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

a) Breakdown by maturity

	09/30/2025		12/31/2024
	Amount	%	Amount	%

Receivables due in:
Up to 30 days	8,061,739	40.3%	5,988,227	41.0%
30 to 60 days	3,293,775	16.4%	2,497,783	17.1%
60 to 90 days	1,972,168	9.8%	1,405,428	9.6%
Over 90 days	4,336,981	21.7%	3,085,206	21.1%
Total receivables not overdue	17,664,663	88.2%	12,976,644	88.8%

Receivables overdue by:
Up to 30 days	644,593	3.3%	411,881	2.8%
30 to 60 days	244,273	1.2%	176,988	1.3%
60 to 90 days	204,973	1.0%	147,486	1.0%
Over 90 days	1,269,625	6.3%	906,313	6.1%
Total receivables overdue	2,363,464	11.8%	1,642,668	11.2%
Total	20,028,127	100.0%	14,619,312	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

b) Credit loss allowance - by stages

As of September 30, 2025, the credit card ECL allowance totaled US$3,304,749 (US$2,389,526 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the Annual Financial Statements.

	09/30/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)

Stage 1	16,030,601	80.0%	875,440	26.4%	5.5%	11,849,086	81.1%	670,984	28.0%	5.7%

Stage 2	2,090,082	10.5%	815,594	24.7%	39.0%	1,377,896	9.4%	445,996	18.7%	32.4%
Absolute Trigger (Days late)	497,292	23.8%	304,443	37.3%	61.2%	349,725	25.4%	254,294	57.0%	72.7%
Relative Trigger (PD deterioration)	1,592,790	76.2%	511,151	62.7%	32.1%	1,028,171	74.6%	191,702	43.0%	18.6%

Stage 3	1,907,444	9.5%	1,613,715	48.8%	84.6%	1,392,330	9.5%	1,272,546	53.3%	91.4%
Total	20,028,127	100.0%	3,304,749	100.0%	16.5%	14,619,312	100.0%	2,389,526	100.0%	16.3%

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

c) Credit loss allowance - by credit quality vs. stages

	09/30/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)

Strong (PD < 5%)	9,202,509	45.9%	193,814	5.9%	2.1%	6,644,920	45.5%	126,401	5.3%	1.9%
Stage 1	9,202,497	100.0%	193,814	100.0%	2.1%	6,628,863	99.8%	126,147	99.8%	1.9%
Stage 2	12	-	-	-	-	16,057	0.2%	254	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	6,063,886	30.3%	509,759	15.4%	8.7%	4,304,062	29.4%	324,830	13.6%	7.5%
Stage 1	5,837,116	96.3%	490,321	96.1%	8.4%	4,170,990	96.9%	315,603	97.2%	7.6%
Stage 2	226,770	3.7%	19,438	3.9%	8.6%	133,072	3.1%	9,227	2.8%	6.9%

Higher Risk (PD > 20%)	4,761,732	23.8%	2,601,176	78.7%	54.6%	3,670,330	25.1%	1,938,295	81.1%	52.8%
Stage 1	990,988	20.8%	191,305	7.4%	19.4%	1,049,233	28.6%	229,234	11.8%	21.8%
Stage 2	1,863,300	39.1%	796,156	30.6%	42.7%	1,228,767	33.5%	436,515	22.5%	35.5%
Stage 3	1,907,444	40.1%	1,613,715	62.0%	84.6%	1,392,330	37.9%	1,272,546	65.7%	91.4%
Total	20,028,127	100.0%	3,304,749	100.0%	16.5%	14,619,312	100.0%	2,389,526	100.0%	16.3%

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	09/30/2025				09/30/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	670,984	445,996	1,272,546	2,389,526	693,151	477,714	925,404	2,096,269
Transfers from Stage 1 to Stage 2	(84,336)	84,336	-	-	(69,150)	69,150	-	-
Transfers from Stage 2 to Stage 1	118,419	(118,419)	-	-	83,562	(83,562)	-	-
Transfers to Stage 3	(102,611)	(312,659)	415,270	-	(98,074)	(274,134)	372,208	-
Transfers from Stage 3	138,642	26,031	(164,673)	-	41,798	13,312	(55,110)	-
Write-offs	-	-	(1,349,842)	(1,349,842)	-	-	(973,563)	(973,563)
Net increase of loss allowance (note 7)	23,840	602,315	1,228,580	1,854,735	110,677	349,384	1,206,727	1,666,788
New originations (a)	91,168	20,959	5,601	117,728	113,006	10,674	5,246	128,926
Changes in exposure of preexisting accounts (b)	561,552	13,782	(5,318)	570,016	289,556	6,796	(3,375)	292,977
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(544,443)	405,318	1,327,033	1,187,908	(242,489)	350,741	1,136,024	1,244,276
Changes to models used in calculation (c)	(84,437)	162,256	(98,736)	(20,917)	(49,396)	(18,827)	68,832	609
Effect of changes in exchange rates (OCI)	110,502	87,994	211,834	410,330	(80,203)	(58,265)	(124,632)	(263,100)
Credit loss allowance at end of the period	875,440	815,594	1,613,715	3,304,749	681,761	493,599	1,351,034	2,526,394

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (c), which is calculated considering the stages at the beginning of the period.

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that existed in the beginning of the period. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdown, payments, and interest accruals.

	09/30/2025				09/30/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	11,849,086	1,377,896	1,392,330	14,619,312	11,891,823	1,490,067	1,103,907	14,485,797
Transfers from Stage 1 to Stage 2	(1,013,853)	1,013,853	-	-	(773,153)	773,153	-	-
Transfers from Stage 2 to Stage 1	636,979	(636,979)	-	-	419,794	(419,794)	-	-
Transfers to Stage 3	(736,220)	(615,887)	1,352,107	-	(629,163)	(514,811)	1,143,974	-
Transfers from Stage 3	159,997	29,851	(189,848)	-	69,233	22,681	(91,914)	-
Write-offs	-	-	(1,349,842)	(1,349,842)	-	-	(973,563)	(973,563)
Net change of gross carrying amount	3,133,858	674,447	464,386	4,272,691	2,533,255	381,768	447,535	3,362,558
Effect of changes in exchange rates (OCI)	2,000,754	246,901	238,311	2,485,966	(1,371,816)	(175,590)	(140,618)	(1,688,024)
Gross carrying amount at end of the period	16,030,601	2,090,082	1,907,444	20,028,127	12,139,973	1,557,474	1,489,321	15,186,768

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

14. LOANS TO CUSTOMERS

	09/30/2025	12/31/2024

Loans to individuals (i)	9,724,037	5,864,270
Loans to companies	637,935	252,185
Total loans	10,361,972	6,116,455

Loan ECL allowance	(1,380,214)	(794,570)
Total	8,981,758	5,321,885

(i)	As of September 30, 2025, the balance includes US$ 2,658,123 of secured loans (US$1,387,697 as of December 31, 2024).

a) Breakdown by maturity

The following table shows loans to customers by maturity on September 30, 2025, and December 31, 2024, considering each installment individually.

	09/30/2025		12/31/2024
	Amount	%	Amount	%

Loans to customers due in:
Up to 30 days	1,187,942	11.4%	758,514	12.4%
30 to 60 days	998,235	9.6%	714,740	11.7%
60 to 90 days	939,431	9.1%	579,491	9.5%
90 to 360 days	3,933,482	38.0%	2,361,344	38.6%
Over 360	2,872,946	27.7%	1,460,397	23.9%
Total loans to customers not overdue	9,932,036	95.8%	5,874,486	96.1%

Loans to customers overdue by:
Up to 30 days	141,821	1.4%	89,590	1.5%
30 to 60 days	75,100	0.7%	44,183	0.7%
60 to 90 days	59,695	0.6%	33,167	0.5%
Over 90 days	153,320	1.5%	75,029	1.2%
Total loans to customers overdue	429,936	4.2%	241,969	3.9%
Total	10,361,972	100.0%	6,116,455	100.0%

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

b) Credit loss allowance - by stages

As of September 30, 2025, the loans to customers ECL allowance totaled US$1,380,214 (US$794,570 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

	09/30/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)

Stage 1	8,204,216	79.2%	415,520	30.1%	5.1%	4,728,358	77.3%	239,306	30.1%	5.1%

Stage 2	1,521,540	14.7%	540,495	39.2%	35.5%	1,054,416	17.2%	325,020	40.9%	30.8%
Absolute Trigger (Days late)	265,925	17.5%	214,493	39.7%	80.7%	180,780	17.1%	150,723	46.4%	83.4%
Relative Trigger (PD deterioration)	1,255,615	82.5%	326,002	60.3%	26.0%	873,636	82.9%	174,297	53.6%	20.0%

Stage 3	636,216	6.1%	424,199	30.7%	66.7%	333,681	5.5%	230,244	29.0%	69.0%
Total	10,361,972	100.0%	1,380,214	100.0%	13.3%	6,116,455	100.0%	794,570	100.0%	13.0%

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

c) Credit loss allowance - by credit quality vs stages

	09/30/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)

Strong (PD < 5%)	3,324,847	32.1%	41,531	3.0%	1.2%	1,954,790	31.9%	19,761	2.4%	1.0%
Stage 1	3,277,840	98.6%	41,348	99.6%	1.3%	1,883,302	96.3%	18,678	94.5%	1.0%
Stage 2	47,007	1.4%	183	0.4%	0.4%	71,488	3.7%	1,083	5.5%	1.5%

Satisfactory (5% <= PD <= 20%)	3,486,996	33.7%	188,427	13.7%	5.4%	2,101,425	34.4%	113,253	14.3%	5.4%
Stage 1	3,414,856	97.9%	185,173	98.3%	5.4%	1,855,922	88.3%	97,439	86.0%	5.3%
Stage 2	72,140	2.1%	3,254	1.7%	4.5%	245,503	11.7%	15,814	14.0%	6.4%

Higher Risk (PD > 20%)	3,550,129	34.2%	1,150,256	83.3%	32.4%	2,060,240	33.7%	661,556	83.3%	32.1%
Stage 1	1,511,520	42.6%	188,999	16.4%	12.5%	989,134	48.0%	123,189	18.6%	12.5%
Stage 2	1,402,393	39.5%	537,058	46.7%	38.3%	737,425	35.8%	308,123	46.6%	41.8%
Stage 3	636,216	17.9%	424,199	36.9%	66.7%	333,681	16.2%	230,244	34.8%	69.0%
Total	10,361,972	100.0%	1,380,214	100.0%	13.3%	6,116,455	100.0%	794,570	100.0%	13.0%

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	09/30/2025				09/30/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	239,306	325,020	230,244	794,570	145,341	223,982	142,811	512,134
Transfers from Stage 1 to Stage 2	(23,704)	23,704	-	-	(15,565)	15,565	-	-
Transfers from Stage 2 to Stage 1	62,974	(62,974)	-	-	23,963	(23,963)	-	-
Transfers to Stage 3	(64,633)	(237,819)	302,452	-	(33,656)	(140,673)	174,329	-
Transfers from Stage 3	21,637	16,398	(38,035)	-	10,597	12,385	(22,982)	-
Write-offs	-	-	(983,267)	(983,267)	-	-	(596,870)	(596,870)
Net increase of loss allowance (note 7)	135,742	417,366	869,002	1,422,110	131,506	240,083	532,247	903,836
New originations (a)	761,668	104,270	15,697	881,635	565,036	97,177	21,810	684,023
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(670,986)	303,883	883,576	516,473	(433,530)	142,906	510,437	219,813
Changes to models used in calculation (b)	45,060	9,213	(30,271)	24,002	-	-	-	-
Effect of changes in exchange rates (OCI)	44,198	58,800	43,803	146,801	(20,083)	(27,827)	(18,579)	(66,489)
Credit loss allowance at end of the period	415,520	540,495	424,199	1,380,214	242,103	299,552	210,956	752,611

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (b), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	09/30/2025				09/30/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the period	4,728,358	1,054,416	333,681	6,116,455	2,831,131	648,296	234,343	3,713,770
Transfers from Stage 1 to Stage 2	(348,124)	348,124	-	-	(162,016)	162,016	-	-
Transfers from Stage 2 to Stage 1	384,979	(384,979)	-	-	136,193	(136,193)	-	-
Transfers to Stage 3	(440,914)	(435,172)	876,086	-	(229,024)	(246,049)	475,073	-
Transfers from Stage 3	26,351	27,385	(53,736)	-	12,037	13,917	(25,954)	-
Write-offs	-	-	(983,267)	(983,267)	-	-	(596,870)	(596,870)
Net increase of gross carrying amount	2,940,841	725,832	395,743	4,062,416	2,294,961	517,877	263,714	3,076,552
Effect of changes in exchange rates (OCI)	912,725	185,934	67,709	1,166,368	(388,928)	(82,452)	(30,085)	(501,465)
Gross carrying amount at end of the period	8,204,216	1,521,540	636,216	10,361,972	4,494,354	877,412	320,221	5,691,987

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	09/30/2025	12/31/2024

Compulsory deposits (i)	5,182,493	3,833,670
Reserve at central bank - Instant payments (ii)	2,983,554	2,909,666
Total	8,166,047	6,743,336
(i)	Compulsory deposits are required by local central banks based on the amount of RDB and CDB held by Nu Financeira and deposits in electronic money held by Nu Colombia. These resources are remunerated mainly in Brazilian SELIC rate (special settlement and custody system of the BACEN) and for Colombia the compulsory deposits are not remunerated.
(ii)	Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations, and it is based on the average of PIX transactions per day based on the last month, including additional funds as a safety margin. These resources are remunerated in Brazilian SELIC rate.

16. OTHER RECEIVABLES

	09/30/2025	12/31/2024

Other receivables	989,766	1,415,263
Other receivables - ECL Allowance	(1,922)	(1,820)
Total	987,844	1,413,443

Other receivables are mostly related to credit card receivables acquired from merchant acquirers which are due from credit card issuers (mainly banks and other financial institutions), and measured initially at fair value. Additionally, other receivables are used as underlying collateral in repurchase agreement operations, as mentioned in note 21. As of December 31, 2024, the balance also included receivables related to the agreement with Mastercard, including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations. As of September 30, 2025 and December 31, 2024, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%), with no transfers between stages for the nine-month period ended September 30, 2025 and 2024.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

17. OTHER ASSETS

	09/30/2025	12/31/2024

Deferred expenses (i)	321,317	254,791
Taxes recoverable (ii)	756,854	218,790
Advances to suppliers and employees	101,977	72,950
Prepaid expenses (iii)	92,400	80,193
Judicial deposits (note 25)	6,279	5,711
Other assets	60,087	31,143
Total	1,338,914	663,578
(i)	Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.
(ii)	Taxes recoverable refer to overpaid taxes and contributions as well as tax credits on costs and expenses eligible for future offsets or refunds.
(iii)	Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

18. INVESTMENTS IN ASSOCIATES

	09/30/2025
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment	Current assets	Non-current assets	Current liabilities	Non-current liabilities

Tyme (i)	18.0%	-	96,040	121,521	282,139	604	-

	12/31/2024
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment (iii)	Current assets	Non-current assets	Current liabilities	Non-current liabilities

Tyme (i)	18.0%	-	99,365	1,201	218,846	14,447	-

	Three-month period ended		Nine-month period ended
	09/30/2025		09/30/2025
Company	Share of profit (loss) of associates	Associates net income (loss) for the period	Share of profit (loss) of associates	Associates net income (loss) for the period

Tyme (i)	(1,170)	(11,473)	(3,325)	(18,474)

(i)	Tyme is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation)

(ii)	Nu has no voting rights but all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election.

(iii)	The total investment in Tyme Group was US$150,000, of which US$99,365 referred to investments in associates and the remaining is related to derivatives, such as call options and warrants recorded at fair value, enabling Nu to acquire additional equity interest in the future. The derivatives are presented in note 20. During the nine-month period ended September 30, 2025 Nu recognized a loss in associates of US$3,325 (as of December 31, 2024, the balance was zero).

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

19. INTANGIBLES ASSETS AND GOODWILL

a) Composition of intangible assets and goodwill

(i) Intangible assets

	09/30/2025			12/31/2024
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to acquisitions	137,318	(74,549)	62,769	137,318	(58,705)	78,613
Internally developed intangibles	550,994	(107,875)	443,119	313,983	(54,136)	259,847
Other intangibles	95,636	(26,552)	69,084	29,737	(20,581)	9,156
Total	783,948	(208,976)	574,972	481,038	(133,422)	347,616

(ii) Goodwill

	09/30/2025	12/31/2024
	Goodwill

Nu Investimento's acquisition	348,276	353,405
Other acquisitions	62,095	60,882
Total	410,371	414,287

b) Changes on intangibles assets and goodwill

	09/30/2025
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles

Balance at beginning of the period	414,287	78,613	259,847	9,156	347,616
Additions	1,189	-	208,153	62,252	270,405
Disposals	-	-	(29,530)	-	(29,530)
Amortization	-	(14,541)	(42,983)	(3,103)	(60,627)
Effect of changes in exchange rates (OCI)	(5,105)	(1,303)	47,632	779	47,108
Balance at end of the period	410,371	62,769	443,119	69,084	574,972

	09/30/2024
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles

Balance at beginning of the period	397,538	61,634	224,698	9,549	295,881
Additions	43,154	31,845	93,139	6,610	131,594
Disposals	-	-	(18,400)	(1,672)	(20,072)
Amortization	-	(10,482)	(26,831)	(4,053)	(41,366)
Effect of changes in exchange rates (OCI)	97	284	(8,190)	(491)	(8,397)
Balance at end of the period	440,789	83,281	264,416	9,943	357,640

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

20. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended, in their majority, to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. Management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

	09/30/2025			12/31/2024
		Fair values			Fair values
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	13,660	-	25	347,110	158	-
Foreign currency exchange rate contracts – Futures	1,128,408	1,314	23	701,367	61	1,990
Interest rate contracts – Swaps	547,786	2,296	12,302	308,176	19,808	78
Exchange rate contracts – Swaps	818,252	-	9,582	-	-	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	1,400,160	561	31,295	483,493	4,772	16,169
Warrants	23,686	18,884	-	23,645	23,665	-
Call Options	27,000	17,464	-	27,000	27,000	-
Forward Contract	239,705	239,705	239,705	-	-	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	218,417	262	-	164,752	-	510
Equity - Total Return Swap (TRS)	53,087	6,390	-	111,479	-	13,582
Designated as fair value hedge
Interest rate contracts – Swaps	969,440	855	415	-	-	-
Total	5,439,601	287,731	293,347	2,167,022	75,464	32,329

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Interest rate swaps contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

Nu Financeira has hedged foreign currency exposure and has forward contracts for acquisition of financial assets.

Total Return Swap (TRS) contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	09/30/2025				12/31/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Futures	-	-	-	-	305,566	14,521	27,023	347,110
Foreign currency exchange rate contracts – Futures	1,327,680	-	-	1,327,680	866,119	-	-	866,119
Interest rate contracts – Swaps	-	429,059	3,458	432,517	-	-	105,576	105,576
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	435,534	-	-	435,534	381,493	37,000	-	418,493
Equity - Total Return Swap (TRS)	36,596	16,491	-	53,087	9,945	85,043	16,491	111,479
Warrants	-	-	23,686	23,686	-	-	23,645	23,645
Call Options	-	-	27,000	27,000	-	-	27,000	27,000
Forward Contract	239,705	-	-	239,705	-	-	-	-
Total assets	2,039,515	445,550	54,144	2,539,209	1,563,123	136,564	199,735	1,899,422

Liabilities
Interest rate contracts – Swaps	15,971	722,042	346,696	1,084,709	65,000	-	-	65,000
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	964,626	-	-	964,626	-	-	-	-
Foreign currency exchange rate contracts – Futures	19,144	-	-	19,144	-	-	-	-
Interest rate contracts – Futures	-	-	13,660	13,660	-	-	-	-
Exchange rate contracts – Swaps	292,671	285,710	239,872	818,253	-	-	-	-
Forward Contract	-	-	-	-	202,600	-	-	202,600
Total liabilities	1,292,412	1,007,752	600,228	2,900,392	267,600	-	-	267,600

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The table below shows the breakdown by maturity of the fair value amounts:

	09/30/2025			12/31/2024
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Swaps	773	2,378	3,151	17,010	2,798	19,808
Interest rate contracts – Futures	-	-	-	158	-	158
Foreign currency exchange rate contracts – Futures	1,576	-	1,576	61	-	61
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	561	-	561	4,772	-	4,772
Equity - Total Return Swap (TRS)	6,390	-	6,390
Warrants	-	18,884	18,884	-	23,665	23,665
Call Options	-	17,464	17,464	-	27,000	27,000
Forward Contract	239,705	-	239,705	-	-	-
Total assets	249,005	38,726	287,731	22,001	53,463	75,464

Liabilities
Equity - Total Return Swap (TRS)	-	-	-	13,020	562	13,582
Interest rate contracts – Swaps	12,319	398	12,717	78	-	78
Interest rate contracts – Futures	25	-	25	-	-	-
Foreign currency exchange rate contracts – Futures	23	-	23	2,500	-	2,500
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	31,295	-	31,295	16,169	-	16,169
Exchange rate contracts – Swaps	7,903	1,679	9,582
Forward Contract	239,705	-	239,705	-	-	-
Total liabilities	291,270	2,077	293,347	31,767	562	32,329

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group manages its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. Swaps and NDFs are liquidated or settled in accordance with the contract's specific maturity date. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

The table below shows the change in the hedge of foreign currency risk:

	Nine-month period ended
	09/30/2025	09/30/2024

Balance at beginning of the period	11,721	(8,254)
Fair value change recognized in OCI during the period	(4,732)	17,648
Total amount reclassified from cash flow hedge reserve to the statement of income during the period	(32,598)	3,089
to "Customer support and operation"	13,719	(1,690)
to "General and administrative expenses"	(13,307)	4,358
to "Other income"	(2,319)	3,329
Effect of changes in exchange rates (OCI)	(30,691)	(2,908)
Deferred income taxes	7,859	(7,495)
Balance at end of the period	(17,750)	4,988

The expected future transactions that are the hedged items are:

	09/30/2025			12/31/2024
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	61,942	186,261	248,203	187,456
Total	61,942	186,261	248,203	187,456

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	Nine-month period ended
	09/30/2025	09/30/2024

Balance at beginning of the period	11,029	20,671
Fair value change recognized in OCI during the period	21,667	59,775
Total amount reclassified from cash flow hedge reserve to the statement of income during the period (note 10)	(26,313)	(45,463)
to "Customer support and operations"	647	(1,561)
to "General and administrative expenses"	(26,108)	(42,686)
to "Marketing expenses"	(852)	(1,216)
Balance at end of the period	6,383	34,983

Expected cash disbursement

	09/30/2025			12/31/2024
	Up to 1 year	1 to 3 years	Total	Total

Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	29,800	30,965	60,765	278,662
Total	29,800	30,965	60,765	278,662

21. REPURCHASE AGREEMENTS

	09/30/2025	12/31/2024
Repurchase agreements
Receivables (i)	1,367,881	308,583

(i)	On September 30, 2025 the Group has US$1,367,881 (US$ 308,583 as of December 31, 2024) in repurchase agreements using mainly government bonds as collateral. These agreements are mainly executed with overnight maturities, although some instruments have short-term maturities (up to 3 months). The average fixed rate is 14.88% per year as of September 30, 2025 (as of December 31, 2024 the average fixed rate was 12.1% per year) and the government bonds that are pledged as collateral are classified as fair value through other comprehensive income on note 12. As of September 30, 2025 the fair value of the securities pledged to repurchase agreement is US$1,169,797 (US$309,225 as of December 31, 2024). Additionally, the Group also uses other receivables as underlying collateral in repurchase agreement operations. As of September 30, 2025, the balance of receivables pledged as collateral amounted to US$86,516 (as of December 31, 2024 the balance was zero). These other receivables are presented in note 16.

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

Changes to repurchase agreement are as follows:

	09/30/2025	12/31/2024

Balance at beginning of the period	308,583	210,454
New obligations	136,616,154	181,750,640
Payments - principal	(135,669,490)	(181,586,958)
Payments - interest	(79,140)	(74,096)
Interest accrued	84,015	74,096
Effect of changes in exchange rates (OCI)	107,759	(65,553)
Balance at the end of the period	1,367,881	308,583

22. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	09/30/2025	12/31/2024

Bank receipt of deposits (RDB)	28,568,921	21,511,844
Deposits from Customers	9,684,247	6,796,826
Bank certificate of deposit (CDB)	522,761	546,395
Total	38,775,929	28,855,065

NuAccount is a prepaid account available in Brazil, Mexico, and Colombia, in which customers can deposit funds and invest in specific products, such as RDBs in Brazil.

RDBs are investment products available within NuAccount offering either daily liquidity or fixed future maturity options. Deposits in RDB are guaranteed under limits from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits from customers, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15). However, there is no obligation to invest the remaining balance in government securities or to hold it in a specific account at the Central Bank of Brazil. As such, these amounts can be used as a financing source for loan and credit card operations.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days. There are also RDBs with a defined future maturity date, which have a maturity of up to 27 months and a weighted average interest rate of 104% of the Brazilian CDI rate as of September 30, 2025 (as of December 31, 2024, the weighted average interest rate was 105% of the Brazilian CDI rate).

Deposits from customers in Brazil, Mexico and Colombia include NuAccount balances. In Brazil, the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian Central Bank, also a percentage of the deposits are required to be invested in a class of compulsory deposits. The interest paid on NuAccount in Colombia ranged from 8.3% to 8.8% per year as of September 30, 2025 (as of December 31, 2024, the interest paid ranged from 11.0% to 11.5% per year).

In Mexico, NuAccount balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card operations. The balances deposited in "Cajitas" yield from 7.8% to 15.0% per year as of September 30, 2025 (as of December 31, 2024, the balances yield from 12.0% to 14.0% per year). "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The Bank certificate of deposit (CDB) is issued by Nu Financeira and primarily distributed by Nu Investimento.

Breakdown by maturity

	09/30/2025			12/31/2024
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Bank receipt of deposits (RDB)	28,438,798	130,123	28,568,921	21,402,435	109,409	21,511,844
Deposits from Customers	9,669,519	14,728	9,684,247	6,796,826	-	6,796,826
Bank certificate of deposit (CDB)	414,978	107,783	522,761	462,407	83,988	546,395
Total	38,523,295	252,634	38,775,929	28,661,668	193,397	28,855,065

23. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	09/30/2025	12/31/2024

Payables to credit card network	11,915,218	9,333,541
Payables to clearing houses	84,171	-
Total	11,999,389	9,333,541

Payables to credit card network corresponds mainly to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

In December 2024, Nu renewed and extended its long-term partnership with Mastercard, including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations to be satisfied throughout the duration of the agreement.

The segregation by maturity is shown in the table below:

Payables to credit card network	09/30/2025	12/31/2024

Up to 30 days	4,660,987	4,326,268
30 to 90 days	3,698,086	2,450,743
More than 90 days	3,556,145	2,556,530
Total	11,915,218	9,333,541

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

24. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	09/30/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financings
Financial bills (ii)	8,825	816,847	1,224,476	2,050,148
Margin loan credit facility (iii)	201,300	839,611	-	1,040,911
Total borrowings and financings	210,124	1,656,459	1,224,476	3,091,059

	12/31/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financings
Syndicated loan (i)	109	21,279	328,873	350,261
Financial bills (ii)	6,577	184,833	987,193	1,178,603
Margin loan credit facility (iii)	-	201,493	-	201,493
Total borrowings and financings	6,686	407,605	1,316,066	1,730,357
(i)	Correspond to three syndicated credit facilities. The first, in which Nu’s subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility was US$650,000, of which US$625,000 was allocated to Nu Mexico and fully paid as of September 30, 2024. The remaining US$25,000 was allocated to Nu Colombia, fully paid on February 17, 2025. The second, in which Nu Colombia has been granted a 3-year facility from IFC (International Finance Corporation), the total amount corresponds to US$265,100, guaranteed by the Company, and was fully paid on February 4, 2025. The third, in which Nu Colombia executed a 3-year credit facility with DFC - U.S. International Development Finance Corporation for the amount of US$150,000, guaranteed by the Company. As of December 31, 2024, Nu Colombia Financiera had drawn-down US$50,000 of this credit facility, which was fully paid on January 31, 2025.
(ii)	As of September 30, 2025, Nu Financeira had issued financial bills in Brazilian reais, indexed to percentage of the CDI, or CDI plus a fixed spread. The principal amount was equivalent to US$2,000,384 (US$1,280,144 as of December 31, 2024). The maturity for these financial bills ranges from November 2025 up to September 2028.
(iii)	Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered into through Nu Financeira. As of September 30, 2025 the principal amount was US$1,037,405 (US$ 200,000 as of December 31, 2024). The loans are indexed to CME Term SOFR Rate (CME Group's forward-looking SOFR rate) plus a fixed spread. The maturity for these loans is from November 2025 to September 2026.

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

Changes to borrowings and financings are as follows:

	09/30/2025
	Margin loan credit facility	Syndicated loan	Financial Bills	Total

Balance at beginning of the period	201,493	350,261	1,178,603	1,730,357
New borrowings	837,405	-	696,225	1,533,630
Payments – principal	-	(355,041)	(169,172)	(524,213)
Payments – interest	(14,462)	(17,298)	(50,284)	(82,043)
Interest accrued	15,930	2,704	166,610	185,244
Transaction costs	-	4,146	32	4,177
Effect of changes in exchange rates (OCI)	546	15,227	228,134	243,907
Balance at end of the period	1,040,911	-	2,050,148	3,091,059

	09/30/2024
	Term loan credit facility	Syndicated loan	Financial Bills	Total

Balance at beginning of the period	98,775	821,501	216,068	1,136,344
New borrowings	-	-	988,295	988,295
Payments – principal	(90,675)	(489,967)	-	(580,642)
Payments – interest	(7,221)	(79,948)	-	(87,169)
Interest accrued	3,364	72,664	61,312	137,340
Transaction costs	-	1,019	(428)	591
Amortization of transaction costs	-	-	-	-
Effect of changes in exchange rates (OCI)	(4,243)	(28,734)	(62,851)	(95,828)
Balance at end of the period	-	296,535	1,202,396	1,498,931

Covenants

The above-mentioned credit facility from DFC includes restrictive clauses (covenants) which establish the maintenance of minimum financial indicators related to capital adequacy, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators as specified in the contract. Failure to comply with these financial covenants constitutes an event of default and if funds have been drawn may lead to the acceleration of the debt and termination of the credit facility. Additionally, the agreement contains cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

Guarantees

Nu Holdings guarantees the above-mentioned undrawn credit facility with DFC for Nu Colombia.

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

25. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	09/30/2025	12/31/2024

Tax risks	3,763	883
Civil risks	22,310	18,650
Labor risks	4,274	3,018
Total	30,347	22,551

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor matters. Such matters are being addressed at both the administrative and judicial levels, and when applicable, are supported by judicial deposits. Provisions for probable losses arising from these matters are estimated and periodically adjusted by management, with support from external legal counsel. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment, and inputs from Nu’s external legal counsel, the Group has provisioned US$22,310 as of September 30, 2025 (US$18,650 on December 31, 2024) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	09/30/2025				09/30/2024
	Tax	Civil	Labor	Total	Total

Balance at beginning of the period	883	18,650	3,018	22,551	8,082
Additions	2,580	18,190	4,273	25,043	37,828
Monetary adjustment	-	51	386	437	-
Reversals	-	(1,908)	(3,308)	(5,216)	(12,093)
Payments	-	(15,696)	(623)	(16,319)	(10,656)
Effect of changes in exchange rates (OCI)	300	3,023	528	3,851	(1,445)
Balance at end of the period	3,763	22,310	4,274	30,347	21,716

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and supported by its advisors as possible losses, totaling approximately US$3,955 and US$27,030,as of September 30, 2025 respectively (US$2,613 and US$17,738 on December 31, 2024).

d) Judicial deposits

As of September 30, 2025, the total amount of judicial deposits shown as “Other assets” (note 17) is US$6,279 (US$5,711 on December 31, 2024) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimento, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

26. DEFERRED INCOME

	09/30/2025	12/31/2024

Deferred revenue from rewards program	108,565	69,387
Other deferred income	1,507	2,249
Total	110,072	71,636

Deferred revenue from rewards program relates to the Group's rewards programs for its credit card customers, specifically the "Nubank+" and "Ultravioleta". Under these programs, members earn points according to the use of the credit card. The points do not expire and there is no cap on the number of points an eligible card holder can earn. Points can be redeemed for cashback or converted into air miles.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of income when the performance obligation is satisfied, specifically at the time the reward points are redeemed.

27. OTHER LIABILITIES

	09/30/2025	12/31/2024

Payment transactions - other (i)	234,810	204,426
Sundry creditors (ii)	345,323	244,635
Credit card ECL allowance (note 13) (iii)	49,072	29,490
Payables to insurers	11,131	16,634
Intermediation of securities	1,882	20,896
Third parties funds in transit (iv)	27,263	35,179
Other liabilities (v)	112,369	70,352
Total	781,850	621,612
(i)	Correspond to prepayments from customers which exceed the credit card bill amounts.
(ii)	Includes payable to suppliers.
(iii)	Includes the amount by which the expected credit card loss allowance exceeds the gross carrying amount of the related financial assets, due to provisions for unused limits.

(iv)	Primarily related to pending settlement balances with B3 and amounts payable to a partner institution related to utility bill payments made by customers.

(v)	Primarily related to customer funds deposited with Nu Investimento.

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

28. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, along with deposits and other products, such as investments, are conducted on similar terms as those offered to unrelated third parties under similar circumstances and do not involve more than the normal risk of collectability.

As described in note 3, Basis of Consolidation, all entities within the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, as well as unrealized gains or losses arising from intercompany transactions, are eliminated in the unaudited interim condensed consolidated financial statements.

Transactions with other related parties

	09/30/2025	12/31/2024
	Assets (Liabilities)

Other liabilities (i)	(1,260)	(1,795)
(i)	In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be used to support projects costs upon the Company's satisfaction of certain conditions.

29. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of September 30, 2025 and December 31, 2024 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of September 30, 2025 and December 31, 2024. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, repurchase agreements, deposits in electronic money and RDB as the carrying amounts are a reasonable approximation of fair value.

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

	09/30/2025				12/31/2024
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables	16,772,450	-	-	17,886,630	12,259,276	-	-	13,188,240
Loans to customers	8,981,758	-	-	9,487,461	5,321,885	-	-	5,639,873
Compulsory and other deposits at central banks	8,166,047				6,743,336
Other receivables	987,844				1,413,443
Other financial assets	231,796				78,483
Securities	2,519,531	1,017,570	1,697,939	-	885,418	544,845	330,745	-
Total	37,659,426	1,017,570	1,697,939	27,374,091	26,701,841	544,845	330,745	18,828,113

Liabilities
Deposits from Customers	9,684,247				6,796,826
Bank receipt of deposits (RDB)	28,568,921				21,511,844
Bank certificate of deposit (CDB)	522,761	-	522,445	-	546,395	-	545,474	-
Payables to network	11,915,218	-	11,323,856	-	9,333,541	-	8,693,972	-
Borrowings and financing (i)	3,091,059	-	3,100,951	-	1,730,357	-	1,737,303	-
Repurchase agreements	1,367,881				308,583
Total	55,150,087	-	14,947,252	-	40,227,546	-	10,976,749	-
(i)	Borrowings and financing include the fair value calculated by the discounted cash flow method. Prepayment clauses at the amortized cost are considered in the fair value methodology. The fair value of floating rate demand deposits is assumed to be equal to carrying amounts.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit cards: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of September 30, 2025 and December 31, 2024, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	09/30/2025
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	247,355	12,856	-	260,211

Government bonds
Latin America	11,154,294	-	-	11,154,294

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	89,530	-	89,530
Investment funds	12,173	21,371	38,092	71,636
Time deposit	-	209,319	-	209,319
Notes	-	961,344	-	961,344
Bill of credit (LC)	-	3	-	3
Real estate and agribusiness certificate of receivables	-	8,344	-	8,344
Real estate and agribusiness letter of credit	-	664	-	664
Corporate bonds and debentures	263,377	39,113	-	302,490
Equity instrument	-	-	22,527	22,527
Derivative financial instruments	241,281	10,102	36,348	287,731

Liabilities
Derivative financial instruments	239,753	53,594	-	293,347
(i)	Includes time deposits, investment funds and CDB balances.

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

	12/31/2024
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	161,094	8,671	-	169,765

Government bonds
Latin America	8,772,236	-	-	8,772,236
North America	177,006	-	-	177,006

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,365	-	1,365
Investment funds	86,802	36,615	-	123,417
Time deposit	-	303,970	-	303,970
Notes	-	51,029	-	51,029
Bill of credit (LC)	-	10	-	10
Real estate and agribusiness certificate of receivables	-	9,430	-	9,430
Real estate and agribusiness letter of credit	-	1,283	-	1,283
Corporate bonds and debentures	1,039,320	86,790	-	1,126,110
Equity instrument	-	-	12,900	12,900
Derivative financial instruments	219	24,580	50,665	75,464

Liabilities
Derivative financial instruments	2,500	29,829	-	32,329

(i)	Includes time deposits, investment funds and CDB balances.

i) Fair value models and inputs

Securities: Securities with high liquidity and quoted prices in the active markets are classified as Level 1. All government bonds and certain corporate bonds are included in Level 1 as they are traded in active markets. For Brazilian securities, fair values are based on prices published by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US, Mexico and Colombia bonds, fair values are based on prices published by Bloomberg, Valmer and Precia, respectively. Other corporate bonds and investment fund shares, for which fair values are calculated based on observable data, such as interest rates and interest rate curves are classified as Level 2.

Derivatives: Exchange-traded derivatives are classified as Level 1 with valuations based on market quotes. Derivatives traded on the Brazilian stock exchange are measured at fair value using B3 quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as Level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is based on the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models with unobservable inputs and premises, and classified as Level 3.

Equity instrument: The fair value of the equity instrument is determined using contractual conditions as inputs that are not directly observable in the market, and therefore classified as Level 3.

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	09/30/2025
	Equity instrument	Derivative financial instruments	Investment funds	Total

Financial assets at beginning of period	12,900	50,665	-	63,565
Acquisitions	10,000	-	36,700	46,700
Total gains or losses	(373)	(14,317)	1,491	(13,199)
In profit or loss	(373)	(14,317)	1,048	(13,642)
In OCI	-	-	443	443
Effect of changes in exchange rates (OCI)	-	-	(661)	(661)
Financial assets at end of period	22,527	36,348	37,530	96,405

	09/30/2024
	Equity instrument	Derivative financial instruments	Investment funds	Total

Financial assets at beginning of period	13,199	20	-	13,219
Acquisitions	-	-	84,186	84,186
Total gains or losses	(73)	9	1,748	1,684
In profit or loss	(73)	9	5,219	5,155
In OCI	-	-	(3,471)	(3,471)
Effect of changes in exchange rates (OCI)	-	-	(6,693)	(6,693)
Financial assets at end of period	13,126	29	79,241	92,396

d) Transfers between levels of the fair value hierarchy

For the nine-month period ended September 30, 2025 and 2024, there were no material transfers of financial instruments between levels.

30. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the unaudited interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three and nine-month periods ended September 30, 2025 and 2024.

	Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Profit before income tax	1,116,289	723,790	2,790,724	2,027,748
Tax rate (i)	40%	40%	40%	40%
Income tax	(446,516)	(289,516)	(1,116,290)	(811,099)

Permanent additions/exclusions
Share-based payments	4,798	(1,772)	(344)	(7,418)
Operational losses and others	126	(73)	-	(8,025)
Effect of different tax rates - subsidiaries and parent company	38,483	49,249	95,350	102,806
Interest on capital	27,674	10,177	66,520	34,009
Other amounts (ii)	41,824	61,531	140,913	81,451
Income tax	(333,611)	(170,404)	(813,851)	(608,276)

Current tax expense	(469,365)	(335,468)	(909,276)	(1,174,519)
Deferred tax benefit (expense)	135,754	165,064	95,425	566,243
Income tax in the statement of income	(333,611)	(170,404)	(813,851)	(608,276)
Deferred tax recognized in OCI	(4,900)	2,469	881	(10,007)

(i)	The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.
(ii)	Primarily related to tax refunds and deferred tax assets associated with carry forward tax losses.

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of September 30, 2025 and 2024, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

		Reflected in the statement of income
	12/31/2024	Constitution	Realization	Foreign exchange	Reflected in OCI	09/30/2025

Provisions for credit losses	1,506,086	1,418,237	(1,368,216)	235,305	-	1,791,412
Other temporary differences (i)	260,314	99,189	(49,943)	73,262	1,832	384,654
Total deferred tax assets on temporary differences	1,766,400	1,517,426	(1,418,159)	308,567	1,832	2,176,066

Tax loss and negative basis of social contribution	145,603	39,975	(21,162)	21,965	-	186,381
Deferred tax assets	1,912,003	1,557,401	(1,439,321)	330,532	1,832	2,362,447

Fair value changes - financial instruments	(71,237)	(11,512)	118	700	(10,967)	(92,898)
Others	(22,427)	-	(2,881)	(10,743)	-	(35,874)
Deferred tax liabilities	(93,664)	(11,512)	(2,763)	(10,043)	(10,967)	(128,772)

Deferred tax, offset	1,818,339	1,545,889	(1,442,084)	320,489	(9,135)	2,233,675

Fair value changes - cash flow hedge	(2,969)	(8,550)	170	1,103	10,016	(230)
Deferred tax recognized during the period		1,537,339	(1,441,914)		881
(i)	Other temporary differences are composed mainly of other provisions and fair value changes of financial instruments as of September 30, 2025. As of December 31, 2024, other temporary differences were composed mainly of other provisions and supplier provisions.
		Reflected in the statement of income
	12/31/2023	Constitution	Realization	Foreign exchange	Reflected in OCI	09/30/2024

Provisions for credit losses	1,330,733	963,968	(554,022)	(165,304)	-	1,575,375
Provision PIS/COFINS - Financial Revenue	(2,108)	-	2,108	-	-	-
Other temporary differences (i)	192,070	107,900	(8,454)	(24,740)	(2,206)	264,570
Total deferred tax assets on temporary differences	1,520,695	1,071,868	(560,368)	(190,044)	(2,206)	1,839,945

Tax loss and negative basis of social contribution	92,918	33,364	(7,999)	(10,032)	-	108,251
Deferred tax assets	1,613,613	1,105,232	(568,367)	(200,076)	(2,206)	1,948,196

Futures settlement market	(11,509)	(401)	2,900	202	-	(8,808)
Fair value changes - financial instruments	(9,332)	(12,463)	359	1,217	(280)	(20,499)
Others	(54,937)	(614)	33,130	1,931	-	(20,490)
Deferred tax liabilities	(75,778)	(13,478)	36,389	3,350	(280)	(49,797)

Deferred tax, offset	1,537,835	1,091,754	(531,978)	(196,726)	(2,486)	1,898,399

Fair value changes - cash flow hedge	(5,375)	-	6,467	1,054	(7,521)	2,146
Deferred tax recognized during the period		1,091,754	(525,511)		(10,007)
(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes as of September 30, 2025. As of December 31, 2024, other temporary differences were composed mainly of other provisions and supplier provisions.

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

c) Tax liabilities

	09/30/2025	12/31/2024

Taxes and contributions on income (i)	1,003,412	1,033,501
Other taxes	86,267	68,586
Total Tax liabilities	1,089,679	1,102,086

(i)	Taxes and contributions on income are current obligations related to taxes on profit.

31. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of September 30, 2025 and 2024.

	09/30/2025
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640
Conversion of class B shares in class A shares		28,000,000	(28,000,000)	-
SOPs exercised and RSUs vested	10	35,373,701	-	35,373,701
Shares withheld for employees' taxes		(9,496,411)	-	(9,496,411)
Share-based payments to service providers		81,389	-	81,389
Issuance of class A shares - Olivia acquisition		958,390	-	958,390
Total as of September 30, 2025		3,822,975,011	1,022,600,698	4,845,575,709

	09/30/2024
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154
Conversion of class B shares in class A shares		31,845,000	(31,845,000)	-
SOPs exercised and RSUs vested	10	39,616,485	-	39,616,485
Shares withheld for employees' taxes		(6,834,594)	-	(6,834,594)
Shares issued to service providers		97,594	-	97,594
Issuance of class A shares - Olivia acquisition		7,777,894	-	7,777,894
Total as of September 30, 2024		3,755,127,391	1,051,467,142	4,806,594,533

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total

Reserved for the share-based payments	-	-	240,429,070
Shares authorized which may be issued class A or class B	-	-	43,517,436,431
Shares authorized and unissued as of September 30, 2025	-	-	43,757,865,501

Shares authorized issued	3,822,975,011	1,022,600,698	4,845,575,709
Total as of September 30, 2025	3,822,975,011	1,022,600,698	48,603,441,210

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

a) Other share events

As of September 30, 2025, the Company had authorized and unissued ordinary shares, which were reserved for commitments related to business acquisitions, share-based payment plans (note 10) and future issuances for unspecified purposes. These shares may be issued either as class A or class B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on September 30, 2025 and December 31, 2024, and the total amount of share capital was US$84 on September 30, 2025, (US$84 as of December 31, 2024).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$2,225 for the nine-month period ended on September 30, 2025 (US$3,848 for the nine-month period ended on September 30, 2024).

c) Accumulated gains (losses)

The accumulated gains (losses) include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	09/30/2025	12/31/2024

Accumulated gains (losses)	4,259,092	2,280,302
Share-based payments reserve	1,232,063	1,140,294
Total attributable to shareholders of the parent company	5,491,155	3,420,596

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the nine-month period ended September 30, 2025 and 2024, the following shares were withheld:

	09/30/2025	09/30/2024

Number of shares withheld - RSU	9,496,411	6,834,594
Total value of shares withheld - RSU	112,943	73,634

e) Accumulated other comprehensive income (loss)

Other comprehensive income (loss) includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of income in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	09/30/2025	12/31/2024

Cash flow hedge effects, net of deferred taxes	(11,367)	22,750
Currency translation on foreign entities	(9,697)	(862,977)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	24,232	11,582
Own credit adjustment effects	-	478
Total	3,168	(828,167)

32. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key when pursuing potential opportunities and/or that may prevent value from being created or that may compromise existing value, or may impact financial results, capital, liquidity, customer relationships and reputation.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management framework is integrated throughout the entire Group, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored, and reported, to support the development of its activities. Risk Management is related to the principles, culture, structures, and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that is embedded across Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and underscoring the Group's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring, and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

c) Risks actively monitored

Risks that are actively monitored by the Group include Credit Risk, Liquidity Risk, Market Risk, Interest Rate Risk in the Banking Book (IRRBB), Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering), Reputational Risk and Risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

There were no significant changes to the risk management structure that was reported in Annual Financial Statements.

Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	09/30/2025	12/31/2024

Financial assets
Cash and cash equivalents	12,895,785	9,185,742

Securities	1,204,982	665,242
Derivative financial instruments	287,731	75,464
Financial assets at fair value through profit or loss	1,492,713	740,706

Securities	11,615,169	9,913,517
Financial assets at fair value through other comprehensive income	11,615,169	9,913,517

Credit card receivables	16,772,450	12,259,276
Loans to customers	8,981,758	5,321,885
Compulsory and other deposits at central banks	8,166,047	6,743,336
Other receivables	987,844	1,413,443
Other financial assets	231,796	78,483
Securities	2,519,531	885,418
Financial assets at amortized cost	37,659,426	26,701,841

Other exposures
Unused limits (i)	27,256,261	17,663,606
Credit Commitments	27,256,261	17,663,606

(i)	Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

Liquidity risk

Liquidity risk is defined as:

➙	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
➙	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to ensure its financial resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared risk appetite.

Among the main liquidity indicators, Nu uses:

➙	Short-Term Liquidity Ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.
➙	Funding Ratios and Gaps: to ensure long term Balance Sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

The Group has a detailed Contingency Funding Plan for each entity, outlining management actions that must be taken in response to a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	09/30/2025				12/31/2024
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	28,438,798	130,123	28,568,921	89%	21,402,435	109,409	21,511,844	91%
Borrowings and financing	1,866,583	1,224,476	3,091,059	10%	414,291	1,316,066	1,730,357	7%
Bank certificate of deposit (CDB)	414,978	107,783	522,761	2%	462,407	83,988	546,395	2%
Total	30,720,359	1,462,382	32,182,741	100%	22,279,133	1,509,463	23,788,596	100%
(i)	Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual undiscounted cash flows and their contractual maturities:

	09/30/2025
	Carrying amount	Total	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial assets
Credit card receivables (i)	16,772,450	18,099,272	6,940,213	6,105,840	4,818,859	234,360
Securities	15,339,683	16,134,811	898,097	537,852	3,777,418	10,921,444
Compulsory and other deposits at central banks	8,166,047	8,166,047	8,166,047	-	-	-
Cash and cash equivalents	12,895,785	13,124,673	13,124,673	-	-	-
Loans to customers (i)	8,981,758	13,576,868	1,073,274	1,976,400	4,942,240	5,584,954
Other receivables	987,844	1,017,142	437,939	281,360	297,843	-
Other assets	1,338,914	1,338,914	1,338,914	-	-	-
Total Financial Assets	64,482,481	71,457,727	31,979,157	8,901,452	13,836,360	16,740,758

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	09/30/2025
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial liabilities
Derivative financial instruments	293,347	292,798	245,953	28,654	16,511	1,680
Repurchase agreements	1,367,881	1,371,999	1,220,083	151,916	-	-
Deposits from Customers (i)	9,684,247	9,782,415	8,370,345	1,002,919	392,450	16,701
Bank receipt of deposits (RDB) (ii)	28,568,921	29,569,515	27,784,635	501,205	999,081	284,594
Bank certificate of deposit (CDB)	522,761	563,802	84,541	107,746	242,252	129,263
Payables to credit card network	11,915,218	11,915,279	4,662,985	3,694,610	3,269,543	288,141
Borrowings and financing	3,091,059	3,534,635	960	221,409	1,753,822	1,558,444
Total Financial Liabilities	55,443,434	57,030,443	42,369,502	5,708,459	6,673,659	2,278,823
(i)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$93,955 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of September 30, 2025 (US$51,128 as of December 31, 2024).
(ii)	Considering the earliest date in which the customer can withdraw the deposit. The expected redemption rate for Nu's deposits, used within the previously described liquidity risk management framework is estimated based on observed historic customer behavior.
(iii)	The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of September 30, 2025.

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers uses their limits, the expected duration of the credit card receivables is shorter than the duration of the payables to network.

In view of the asset allocation profile presented above, the Group establishes a funding plan with the aim of maintaining a healthy financial position in the short and long term. The main source of funding is the deposit franchise (Deposits in electronic money and Bank receipt of deposits), which the Group aims to match with a liquidity cushion on the asset side. Securities are mainly composed of Government Bonds, which may have longer maturities (as demonstrated in the table above), but are traded in a market that has historically had high liquidity.

Additionally, despite being contractually redeemable in the short term, the Group considers deposits balance to be a growing financing instrument, used alongside with other debt issuances to guarantee a proper mix of funding sources.

The Group monitors and utilizes this information as part of its mechanism for managing liquidity risk.

Market risk and interest rate risk in the banking book (IRRBB)

The table below presents the Value at Risk (VaR) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil VaR is calculated only for the Trading Book, while in Mexico it is presented for the whole Available for Sale portfolio, in line with regulation and portfolio management strategies.

VaR	09/30/2025	12/31/2024

Nu Brazil (i)	14	433
Nu Holdings (ii)	808	14,528
Nu México	114	651
(i)	Nu Prudential Conglomerate in Brazil.
(ii)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis presents the Group's whole Financial Position sensitivity of the fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	09/30/2025	12/31/2024

Brazilian risk-free curve	(539)	(363)
US risk-free curve	(50)	(147)
Mexican risk-free curve	(46)	(2)
Colombia risk-free curve	(198)	(53)

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and the Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

As of September 30, 2025 and December 31, 2024, none of the entities of the Group had significant unhedged FX exposures in currencies other than their respective functional currencies.

Expenses in other currencies (USD and EUR) are hedged within a hedge accounting framework, but other economic hedge relationships exist and are governed by an FX residual exposure framework within the market risk management structure. A non-exhaustive list comprises loans, bonds, cash accounts and time deposits in other currencies than the functional currency of each entity, and the total exposure is always kept within the appetite defined by the Group on this instance.

33. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process. Future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

The Company is not subject to specific regulatory capital requirements, however, the regulated subsidiaries in each country must comply with local rules. The capital adequacy of the regulated subsidiaries are detailed below.

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, which is the case of Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

➙	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
➙	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
➙	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

Type 3 institutions are required to implement capital rules as a prudential conglomerate. This implementation involved a phase-in period for minimum capital requirements and prudential adjustments, extending until December 2024. As of January 2025, Nu is operating under the full requirements.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	09/30/2025	12/31/2024

Regulatory Capital	4,320,285	3,629,737
Tier I	3,861,612	3,250,052
Common equity capital	3,519,724	2,940,941
Additional	341,888	309,111
Tier II	458,673	379,685

Risk weighted assets (RWA)	29,614,903	20,071,878
Credit risk (RWA CPAD)	20,898,694	14,771,860
Market risk (RWA MPAD)	971,084	46,080
Operational risk (RWA OPAD)	6,135,393	4,506,187
Payment services risk (RWA SP)	1,609,731	747,751

Minimum capital required	3,109,565	1,756,289

Excess margin	1,210,720	1,873,448

CET1 ratio	11.9%	14.7%
Tier 1 ratio	13.0%	16.2%
CAR	14.6%	18.1%

b) Nu Mexico Financiera

As of September 30, 2025, regulatory capital reported to the local regulator was equivalent to US$$440,572 (US$288,654 as of December 31, 2024). This translated into a Capital ratio of 18.8% (19.2% as of December 31, 2024), above the 10.5% minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

As of September 30, 2025, regulatory capital reported to the local regulator was equivalent to US$ 136,962 (US$184,793 as of December 31, 2024). This translated into a Capital ratio of 20.92% (22.6% as of December 31, 2024), above the 10.5% minimum required for credit institutions in Colombia.

34. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of income and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2025

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of income and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)				Non-current assets (ii)
	Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024	09/30/2025	12/31/2024

Brazil	2,883,884	2,124,441	7,845,198	6,303,930	809,419	583,713
Mexico	220,020	141,540	542,826	366,161	51,392	42,915
Other countries	58,046	30,231	172,622	83,375	170,284	98,469
Total	3,161,950	2,296,212	8,560,646	6,753,466	1,031,095	725,097
(i)	Includes interest income (credit card, loan and other receivables), interchange fees, recharge fees, rewards revenue, late fees, insurance commission and other fees and commission income.
(ii)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three and nine-month periods ended September 30, 2025 and 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  November 13, 2025